Powering the Present and Future of Connected Mobility Services FEBRUARY 2023 + This filing relates to the proposed merger between Urgent.ly Inc. and Otonomo Technologies Ltd. Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 9, 2023.

Disclaimer This presentation has been prepared by Urgent.ly Inc. (“Urgent.ly,” the “Company,” “we,” “us” or similar terms) for informational purposes only. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or Urgent.ly. this presentation is being provided solely for your confidential use with the express understanding that you will not release any portion of this document, discuss the information contained herein, or make reproductions of or use this presentation for any other purpose without the prior express written permission of Urgent.ly. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. This presentation contains forward-looking statements, which you can identify by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “target,” “explore,” “continue,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. These statements may relate to our growth strategy, our estimated and projected results of operations or financial condition, or our plans and objectives for future operations, growth, initiatives, or strategies, and other matters. By their nature, these statements are subject to numerous uncertainties and risks, including factors beyond our control, that could cause actual results, performance or achievement to differ materially and adversely from those anticipated or implied in the statements. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Although our management believes that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. This presentation contains estimates and analysis that are based on information from our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Accordingly, we make no representations as to the accuracy or completeness of that data nor do we undertake to update such data after the date of this presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

PROPRIETARY & CONFIDENTIAL We announced today that Urgently has entered into a definitive agreement to combine in an all-stock merger transaction with Otonomo Technologies Ltd. (NASDAQ: OTMO), a leader in connected mobility data and insights. Upon completion of the merger transaction, Urgently will become a public company and will be the parent of the combined company, which is expected to be listed under the ticker symbol “ULY”. WHAT HAPPENED TODAY? 16

PROPRIETARY & CONFIDENTIAL MERGER HIGHLIGHTS 1 Matt Booth Tim Huffmyer Ben Volkow CEO CFO BoD All-stock merger in which Urgently and Otonomo equityholders will own approximately 67% and 33%, respectively New combined company will be called Urgently; ticker symbol “ULY” Transaction expected to close in the third quarter of 2023 Leadership upon closing:

PROPRIETARY & CONFIDENTIAL Public company (NASDAQ: OTMO) Smart mobility data platform providing access to the broadest, most diverse range of data from connected vehicles with a single API Serves 100+ providers in transportation, mobility, insurance, and automotive industries GDPR, CCPA, and other privacy regulation-compliant R&D centers in Israel and the UK and a presence in the United States and Europe. OTONOMO, THE PLATFORM POWERING THE MOBILITY ECONOMY 16

PROPRIETARY & CONFIDENTIAL We believe the combination of Urgently and Otonomo will create a mobility services powerhouse that will ignite a new generation of mobility services and experiences for automotive OEM, insurance, rental and fleet partners and consumers.  Going public via this transaction is the next major step for Urgently.  We believe that accessing the public capital markets will help accelerate our growth strategy and supercharge our ability to deliver exceptional Urgently assistance experiences to our Customer Partners and Consumers.  WHAT DOES THIS MEAN FOR URGENTLY? 16

PROPRIETARY & CONFIDENTIAL COMBINED COMPANY WELL-POSITIONED TO BE DOMINANT INDUSTRY PLAYER Compelling Combination Rationale Receive “First Signal” and decide what services happen along all points on the value chain, tapping into subscription and / or recurring revenue streams Strengthen position with world-class partners Deliver customer-centric assistance services to improve their customer life cycle and retention through richer connectivity Detecting and predicting vehicle problems before breakdown occurs(1) Cement central role as the provider of connected subscription assistance services Other examples include notifying customers digitally and dispatching service technicians Roadside-as-a-Service Business Connected Car Platform 5

PROPRIETARY & CONFIDENTIAL Little to no change in day-to-day responsibilities for most Urgently employees.  Stronger financial profile to help accelerate our growth, which we believe will create more opportunities for everyone at the company.  Importantly, there are strict rules that dictate how Urgently and our employees are permitted to publicly speak about the company and our business endeavors during this process and in the future as a public company. It is critical that no employees speak on behalf of the company to the media or other organizations about the company’s financials, upcoming deals, or make any forward-looking statements relating to future business conditions. Be sure to read our Employee FAQ carefully WHAT DOES THIS MEAN FOR ME? 16

We know many of you will have questions about what this transaction means for you individually, and we are committed to helping you understand all the details. As we make progress towards closing the transaction, we will provide more information regarding the existing stock options. All granted options will continue to vest as scheduled.  Valuation information will be updated in Carta in the coming weeks. Upon request, any vested options may be exercised between now and the close of the merger transaction. We will be rolling out an auto exercise feature in Carta. We strongly suggest you consult with a tax or financial advisor before exercising any of your vested options. It is our intention to implement a best-in-class employee equity plan as we transition to a public company.  PROPRIETARY & CONFIDENTIAL HOW DOES THIS IMPACT MY STOCK OPTIONS? 16

PROPRIETARY & CONFIDENTIAL There are 4 important CONFIDENTIALITY obligations to keep in mind: Due to SEC guidelines, you may only speak to your family and friends about what has been provided to the public - nothing beyond that. You cannot post on social media about this transaction. You cannot trade Otonomo stock because it’s considered insider training and is illegal. Refer all investor inquiries to our IR team at investorrelations@geturgently.com and media inquiries to our PR team at media@geturgently.com.  Please refer to the employee FAQ for guidance on your role in maintaining confidentiality as we move through the remaining steps of the merger process.  YOUR ROLE GOING FORWARD 16

PROPRIETARY & CONFIDENTIAL TOWN HALL Q&A (invite coming soon, for next week) Meet Ben Volkow, Founder and CEO of Otonomo We’ll answer your questions about today’s news and what it means for all of us There is a lot more to do after today’s announcement, and we’ll need to support our teammates through the closing and post-merger integration in the months ahead. Understanding that communications are highly regulated through this process, please know we will continue to share updates with you as we can. NEXT FOR YOU 16

Thank You